James W. McKenzie, Jr.

Partner

+1.215.963.5134

jmckenzie@morganlewis.com

CONFIDENTIAL

January 21, 2016

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn:                    Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information Technologies and Service

Re:                             Tabula Rasa HealthCare, Inc.
                                                Registration Statement on Form S-1
                                                Filed on January 4, 2016
                                                File No. 333-208857

Dear Ms. Jacobs:

On behalf of our client, Tabula Rasa HealthCare, Inc. (the “Company”), set forth below is the Company’s supplemental response to the letter dated September 28, 2015 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which related to the Company’s confidential submission of the Draft Registration Statement on Form S-1 filed with the Commission on September 1, 2015.  The purpose of this letter is to provide supplemental information to the Staff regarding the preliminary estimated public offering price per share for the Company’s proposed initial public offering and the potential effect of such price range on the Company’s accounting for stock compensation.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Barbara C. Jacobs

U.S. Securities and Exchange Commission

January 21, 2016

any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for James W. McKenzie, Jr., the responsible representative, is c/o Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, Pennsylvania 19103, telephone number (215) 963-5134.  For the Staff’s reference, we have enclosed a copy of this correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

General

39.                               We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:   The Company advises the Staff that it presently estimates, based in part on input the Company received on January 8, 2016 from representatives of Wells Fargo Securities, LLC and UBS Investment Bank, the lead managing underwriters (the “Underwriters”) for the Company’s initial public offering (the “IPO”), as well as taking into consideration current market conditions and information currently available, that the preliminary price range per share of common stock for the IPO will be $[***]  to $[***].  Please note that the aforementioned price range does not yet take into account the effectiveness of a possible reverse stock split (the “Stock Split”) that may be effected prior to filing the Company’s preliminary prospectus with the price range.  All share numbers and per share prices contained in this letter are presented as if the Stock Split has not yet been effected.  The Company also notes that it currently expects to include a price range within its post-Stock Split range in its preliminary prospectus that is consistent with applicable guidance provided by the Staff, including Question 134.04 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with the Underwriters and further business developments impacting the Company.  The range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction.

The Company advises the Staff that, as described beginning on page 80 of the above-mentioned Registration Statement (the “Registration Statement”), the Company engaged an independent third-party valuation specialist to perform a valuation of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in determining the fair value of the Company’s common stock for purposes of granting stock-based awards.  The Board also considers numerous objective and subjective factors in determining the exercise price of such stock-based awards, including the factors set forth on page 80 of the Registration Statement, the Company’s IPO as the only possible future event and the most recent valuation reports prepared by the independent third-party valuation specialist.  The Board also determines whether the assumptions and inputs

Barbara C. Jacobs

U.S. Securities and Exchange Commission

January 21, 2016

used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.  In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the exercise price of the prior stock option grants, the Company is providing the information set forth below.

From January 2015 through April 2015, the Company granted options to purchase an aggregate of 604,917 shares of common stock to certain of its employees, including its executive officers, board members and consultants at exercise prices ranging from $3.00 to $3.30 per share.  In June 2015, the Company granted options to purchase an aggregate of 61,650 shares of common stock to certain of its employees and consultants at an exercise price of $3.00 per share.  From July 2015 through January 4, 2016, the Company granted options to purchase an aggregate of 30,500 shares of common stock to certain of its employees at an exercise price equal to the Company’s IPO price per share.  The Company has not granted any other equity awards subsequent to January 4, 2016 other than a grant of restricted stock to a director that will be effective upon the consummation of the IPO, which is described in more detail on page 138 of the Registration Statement.  At the time the equity grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $3.00 per share for the January 2015 through April 2015 option grants, $3.27 per share for the June 2015 option grants and $7.36 per share for the July 2015 through January 4, 2016 option grants.

The Board determined that the fair value of the Company’s common stock was $3.00 per share as of January 1, 2015 based, in part, on the results of a third-party valuation performed as of that date, which resulted in a valuation of the Company’s common stock of $3.00 per share as of that date (the “January Valuation”). The January Valuation was prepared in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  Given the absence of a public trading market for the common shares, the Company’s Board exercised reasonable judgment and, in addition to considering the results of the January Valuation, considered a number of objective and subjective factors to determine its best estimate of the fair value of the common shares, as described on page 80 of the Registration Statement.

In order to determine the estimated fair value of the common shares, the Company and the third-party valuation specialist utilized the probability-weighted expected return method, where the value of the Company’s common stock was estimated based upon an analysis of future values assuming various possible future liquidity events.  The fair value of the common shares was based upon the probability-weighted present value of expected future net cash flows as a result of distributions to stockholders considering each of the possible future events, as well as the rights and preferences of each class of stock.

The IPO scenario in the January Valuation was weighted at a probability of 60%, while the probability that the Company would remain private was weighted at 30% and the probability that the Company would be sold in an acquisition transaction was weighted at 10%.  The January Valuation used assumptions provided by Company management regarding the possible timing and price range of an initial public offering, including an estimated probability of successfully completing an initial public offering during the fourth quarter of 2015 or the first quarter of 2016.  Such assumptions were based on various factors, including the uncertain condition of financial markets.  The January Valuation yielded a valuation of the Company’s common stock of $3.84,

Barbara C. Jacobs

U.S. Securities and Exchange Commission

January 21, 2016

$3.62 and $3.84, respectively, for the IPO, stay private and sale scenarios prior to the application of a discount for lack of marketability of approximately 20%.  The Board based its determination of the fair value of the Company’s common stock from January 2015 through April 2015 using the January Valuation, as it determined the assumptions and analysis remained reasonably accurate during the time period, and that the valuation arrived at in the January Valuation continued to represent a reasonable estimate of the fair value of the Company’s common stock from January 2015 through April 2015.

The Board determined that the fair value of the Company’s common stock was $3.27 per share as of June 30, 2015 based, in part, on the January Valuation.  The Board based its determination of the fair value of the Company’s common stock for the June 2015 grants in part on the results of the January Valuation, as well as a number of objective and subjective factors to determine its best estimate of the fair value of the common shares, as described on page 80 of the Registration Statement.  The main factor that contributed to the increase in the fair value determined between the January 2015 and June 2015 fair values was a decrease in the discount applied to the fair value to reflect the time value of money for the period from the assumed IPO date back to the date of the January Valuation as compared to the shorter period of time when determining the fair value in June 2015.

The Board determined that the fair value of the Company’s common stock was $7.36 per share as of September 30, 2015 based, in part, on the results of a third-party valuation performed as of that date, which resulted in a valuation of the Company’s common stock of $7.36 per share as of that date (the “September Valuation”).  The Board based its determination of the fair value of the Company’s common stock from July 2015 through September 2015 on the results of the September Valuation, as well as a number of objective and subjective factors to determine its best estimate of the fair value of the common shares, as described on page 80 of the Registration Statement.

The Company additionally advises the Staff that the main factor that contributed to the increase in the fair value determined between the June 2015 and September 2015 fair values was a significant increase in the Company’s projected revenues and profit margins which were used by the independent third-party valuation specialist in their September Valuation from the January Valuation.  In the third quarter of 2015 the Company updated its projections to include potential new service offerings and markets, based on meetings with significant potential new clients in these new markets, and the initial filing of the Company’s Draft Registration Statement.  No changes to the weighting or selection of valuation methodologies employed by the independent third-party valuation specialist occurred from period to period.

The Company additionally advises the Staff that all options to purchase shares of common stock granted from July 2015 through January 4, 2016 have an exercise price equal to the IPO price.  For accounting purposes, in accordance with Accounting Standards Codification (“ASC”) 718-10-55-108, these option grants have service inception dates that precede the grant date.  In accordance with ASC 710-10-35-6, the Company recorded stock-based compensation cost for the period based on the estimated fair value of the award at the reporting date.  The Company will continue to remeasure the estimated fair value of the underlying common stock each reporting period until the grant date occurs, upon which time the Company will adjust the cumulative compensation cost on the basis of the fair-value-based measure of the award at the grant date.

Barbara C. Jacobs

U.S. Securities and Exchange Commission

January 21, 2016

As is typical in initial public offerings, the estimated price range for the IPO was not derived using a formal determination of fair value, but was determined primarily by negotiation between the Company and the Underwriters.  Among the factors that were considered in setting the estimated price range for the IPO were the following:

•                  an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for a data-driven technology and solutions for healthcare organizations company such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Registration Statement.

In conclusion, the Company respectfully submits that the difference between the January Valuation and the estimated IPO price range is reasonable in light of the considerations outlined above and that the September Valuation is [***].

We hope the foregoing have been responsive to the Staff’s comments.  If you have any questions, please feel free to contact me at (215) 963-5134 or Kevin Shmelzer at (215) 963-5716.

Very truly yours,

/s/ James W. McKenzie, Jr.

c:         Calvin H. Knowlton, Ph.D.
Brian W. Adams
Jeffrey P. Bodle
Kevin S. Shmelzer
Charles S. Kim
Brent B. Siler
Divakar Gupta